Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger.

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the Securities and Exchange Commission (“SEC”), including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM Market of the London Stock Exchange (“AIM”) and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Free copies of the information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008.

The following press release was made by Resaca Exploitation, Inc. on December 3, 2009.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

EMBARGOED FOR RELEASE AT 7.00AM	3 DECEMBER 2009

Resaca Exploitation, Inc.

(“Resaca” or “the Company”)

Status Update Regarding Merger with Cano Petroleum, Inc.

Resaca (AIM: RSX and RSOX), the oil and natural gas production, exploitation, and development company focused on the Permian Basin in the USA, is pleased to provide a status update regarding its proposed merger with Cano Petroleum, Inc. (NYSE Amex: CFW) (“Cano”).  As announced on 30 September 2009, Resaca and Cano executed an agreement and plan of merger on 29 September 2009. The merger, which comprises a reverse takeover of Resaca under the AIM Rules, is subject to the following closing conditions: (i) Resaca’s Registration Statement on Form S-4 must have become effective with the U.S. Securities and Exchange Commission (“SEC”), (ii) the merger must be approved by shareholders of both companies, (iii) Resaca must become listed on the NYSE Amex, (iv) Resaca must be approved and re-admitted for listing on the AIM,  (v) refinancing of existing bank debt, and (vi) other customary closing conditions.

Form S-4 Registration Statement Status

On 23 October 2009, Resaca filed a Form S-4 with the SEC related to the merger for the SEC’s routine review and comment. Resaca received comments from the SEC regarding its Form S-4 filing on 19 November 2009.  Resaca is currently preparing responses to these SEC comments and expects to file an amended Form S-4 the week of 14 December 2009. Once approved by the SEC, the Form S-4 will serve as a prospectus for Resaca shareholders as well as a joint proxy statement for both Resaca shareholders and Cano stockholders to vote on the proposed merger of the two companies, in addition to other matters to be voted on as discussed therein. Those interested in reading the Form S-4 submission to the SEC can find it at www.sec.gov under Resaca Exploitation, Inc. filings or on Resaca’s website at www.resacaexploitation.com.

Shareholder Approval Status

The merger must be approved by a majority of Resaca’s common shareholders and by a majority of Cano’s common stockholders.  In addition, a majority of Cano’s preferred shareholders must approve the merger.  Cano received approval of the merger from a majority of its preferred shareholders in October 2009.  Upon the finalization of the SEC registration process, shareholders of both companies will vote on the merger. Resaca’s best estimate is that the vote will occur sometime in the first calendar quarter of 2010.

U.S. Listing Status

Resaca is in discussions with the NYSE Amex and the NASDAQ OMX regarding obtaining a listing. Both exchanges are reviewing the Company’s S-4 and monitoring the status of Resaca’s U.S. registration process.  Resaca’s management is confident that Resaca will be able to obtain a U.S. exchange listing once the SEC registration process is completed.

AIM Readmission Status

Since the merger will constitute a reverse takeover under the AIM rules, Resaca is required to complete an Admission Document to be readmitted to the AIM and maintain its AIM listing.  This Admission Document is currently being prepared in conjunction with the finalization of the Form S-4 Registration Statement.

Bank Refinancing Status

Resaca is working with the current bank groups for each company’s credit facility. We anticipate that the combined bank group will enter into a new credit facility that will be effective in conjunction with the merger.  This process is ongoing and Resaca anticipates a satisfactory result.

Integration

Since the announcement of the merger, the management teams of Resaca and Cano have been working closely together on cost reduction analysis, integration efforts and the sharing of best practices.  These efforts have already identified cost saving strategies in addition to those previously announced.  In addition, the companies are currently reviewing development capital programs to select the highest impact projects to pursue in the near-term as a combined enterprise.

About Resaca

Resaca is an independent oil and gas development and production company based in Houston, Texas. Resaca is focused on the acquisition and exploitation of long-life oil and gas properties, utilizing a variety of primary, secondary and tertiary recovery techniques. Resaca’s current properties are located in the Permian Basin of West Texas and Southeast New Mexico. Resaca trades on the AIM under the ticker symbols RSOX and RSX. Additional information is available at www.resacaexploitation.com.

About Cano

Cano Petroleum, Inc. is an independent Texas-based energy producer with properties in the mid-continent region of the United States. Led by an experienced management team, Cano’s primary focus is on increasing domestic production from proven fields using enhanced recovery methods. Cano trades on the NYSE Amex under the ticker symbol CFW.  Additional information is available at www.canopetro.com.

Forward Looking Statements

Safe-Harbor Statement — Except for the historical information contained herein, the matters set forth in this news release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Resaca and Cano intend that all such statements be subject to the “safe-harbor” provisions of those Acts. Many important risks, factors and conditions may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statement. These risks include, but are not limited to, estimates or forecasts of reserves, estimates or forecasts of production, future commodity prices, exchange rates, interest rates, geological and political risks, drilling risks, product demand, transportation restrictions, the ability of Resaca or Cano to obtain additional capital, and other risks and uncertainties described in the Cano’s filings with the Securities and Exchange Commission. The historical results achieved by Resaca or Cano are not necessarily indicative of its future prospects. Neither Resaca nor Cano undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano (a) filed documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) plan to publish an Admission Document for the purpose of admitting the issued common stock of the enlarged group to trading on AIM and (c) plan to file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding Cano is available under its periodic reports which are filed with the SEC.

Contacts:

Resaca

Resaca Exploitation, Inc.
J.P. Bryan, Chairman	+1 713-753-1300
John J. (“Jay”) Lendrum, III, Chief Executive Officer	+1 713-753-1400
Dennis Hammond, President and Chief Operating Officer	+1 713-753-1281
Chris Work, Chief Financial Officer	+1 713-753-1406

Buchanan Communications (Investor Relations)	+44 (0)20 7466 5000
Tim Thomson
Catherine Breen
Katharine Sutton

Seymour Pierce Limited (Nomad and Joint Broker)	+44 (0)20 7107 8000
Jonathan Wright
Richard Redmayne

RBC Capital Markets (Joint Broker)	+44 (0)207 653 4667
Sarah Wharry

Cano

Cano Petroleum, Inc.
Ben Daitch, Chief Financial Officer	+1 817-698-0900
info@canopetro.com